UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Franklin Street Properties Corp.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

35471R106

(CUSIP Number)

Dennis McGillicuddy

5111 Ocean Boulevard, Suite C

Sarasota, FL 34242

(941) 349-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 22, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35471R106	13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Dennis J. McGillicuddy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 23,037
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,581,396
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,581,396
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 35471R106	13D	Page 3 of 5

SCHEDULE 13D

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2004 (the “Original Schedule 13D”), as amended by Amendment No. 1 (“Amendment No. 1”) filed with the SEC on May 3, 2005 (the Original Schedule 13D as amended, the “Schedule 13D”) relating to the common stock, par value 0.0001 per share (the “Common Stock”), of Franklin Street Properties Corp. This Amendement No. 2 amends and restates Item 5 as set forth below. This is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 5.     Interest in Securities of the Issuer.

(a)    The percentages set forth in this Item 5 are based on 82,937,405 shares of Common Stock outstanding.

Mr. McGillicuddy beneficially owns 3,581,396 shares of Common Stock representing approximately 4.3% of the outstanding Common Stock.

(b)    Mr. McGillicuddy does not have sole voting power or sole dispositive power with respect to any shares of Common Stock.

Mr. McGillicuddy may have shared voting and shared dispositive power with respect to 23,037 shares of Common Stock, that are beneficially owned by his wife. Of the 23,037 shares beneficially owned by Mr. McGillicuddy’s wife, 8,946 are held by trusts, of which Mr. McGillicuddy’s wife is the sole trustee, for the benefit of Mr. McGillicuddy’s grandchildren.

Mr. McGillicuddy has shared dispositive power with respect to 3,581,396 shares of Common Stock. 1,062,875 of such 3,581,396 shares are attributable to four trusts through their ownership of the limited partnership interests of Silverstein Investments Limited Partnership II. Mr. McGillicuddy is a trustee of these trusts, which are for the benefit of Mr. Silverstein’s children.

(c)    Transactions effected by the reporting person in the Common Stock in the past sixty days are described on Annex A.

(d)    Various persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by Mr. McGillicuddy. No such person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by Mr. McGillicuddy in excess of 5% of the outstanding shares of Common Stock.

CUSIP No. 35471R106	13D	Page 4 of 5

(e)    Due to the issuance of Common Stock by the issuer since the date of Amendment No. 1 and prior to the purchases of Common Stock described on Annex A, the percent of the class owned by the reporting person decreased from 6.1% to below 5% prior to the date of this Amendment No. 2.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 24, 2012

By:    /s/ Dennis J. McGillicuddy_____

         Dennis J. McGillicuddy

CUSIP No. 35471R106	13D	Page 5 of 5

Annex A

Purchases of Common Stock on May 22, 2012

Set forth below is information regarding the purchases of Common Stock by the reporting person on May 22, 2012. These purchases were effected as multiple open market sales executed by a broker-dealer on the reporting person’s behalf.

		Weighted Average
Date	Number of Shares	Price per Share
5/22/12	100,000	$9.94[1]

1 Represents shares purchased at prices ranging from $9.86 to $9.99 per share

The Reporting Persons will provide to the staff of the SEC, upon request, information regarding the number of shares purchased at each separate price on May 22, 2012.